

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

James Pekarek
Executive Vice President and Chief Financial Officer
Agiliti, Inc.
6625 West 78th Street, Suite 300
Minneapolis, MN 55439

> **Re: Agiliti, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 15, 2021**
> **File No. 333-253947**

Dear Mr. Pekarek:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 15, 2021

Principal Shareholders, page 123

1. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by THL Agiliti LLC. Refer to Item 403 of Regulation S-K. Please also revise your disclosure to clearly explain how your officers and directors, as a group, have beneficial ownership over 102,901,504 shares, as the disclosure currently indicates beneficial ownership of just over 4 million shares. To the extent that this is related to the relation of certain of your officers and directors to THL Agiliti LLC, please make this clear in the disclosure.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3380 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services